UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Tessco Technologies Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Tim Won
444 W. Lake #1900
Chicago, IL 60606
312-506-6007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ❑

  SCHEDULE 13D

CUSIP No. 872386107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lakeview Investment Group & Trading Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED	494,499
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER
494,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions) OO

 SCHEDULE 13D

CUSIP No. 872386107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ari B. Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

7	SOLE VOTING POWER

NUMBER
OF	8	SHARED VOTING POWER
BENEFICIALLY	494,499
OWNED
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER
494,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 872386107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
ABL Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 494,499
OWNED
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER 494,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 872386107	Page 5 of 8 Pages

Item 1. Security and Issuer

This statement relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Tessco Technologies Inc. (the “Issuer”), located at 11126 McCormick Rd., Hunt Valley, MD 21031.

Item 2. Identity and Background

(a)           This Schedule 13D is being jointly filed by Lakeview Investment Group & Trading Company, LLC, ABL Manager LLC and Ari Levy (each, a “Reporting Person”). ABL Manager LLC is the manager of Lakeview Investment Group & Trading Company, LLC and Mr. Levy is the manager of ABL Manager LLC.

(b)           The Reporting Person’s business address is 444 W. Lake #1900, Chicago, Illinois 60606.

(c)           The principal occupation/business of each Reporting Persons set forth on Schedule I hereto is an investment business.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, each Reporting Person has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Lakeview Investment Group & Trading Company, LLC and ABL Manager LLC are each Delaware limited liability companies. Mr. Levy is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons to purchase the Common Stock as described in this Schedule 13D was working capital of Lakeview Investment Group & Trading Company, LLC.

Item 4. Purpose of the Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

SCHEDULE 13D

CUSIP No. 872386107	Page 6 of 8 Pages

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. Lakeview Investment Group & Trading Company holds the shares of Common Stock described on the cover pages of this Schedule 13D. ABL Manager LLC is the manager of Lakeview Investment Group & Trading Company, LLC and Mr. Levy is the manager of ABL Manager LLC. ABL Manager LLC and Mr. Levy may be deemed to have shared voting and investment power over the shares of Common Stock held by Lakeview Investment Group & Trading Company, and disclaim beneficial ownership such shares except to the extent of their pecuniary interest therein.

(c) Except for the purchases by Lakeview Investment Group & Trading Company, LLC effected on the Nasdaq Global Market described on Exhibit A, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) Under certain circumstances set forth in the operating agreements of Lakeview Investment Group & Trading Company, LLC and ABL Manager LLC, members of Lakeview Investment Group & Trading Company, LLC and ABL Manager LLC may be deemed to have the right to receive dividends from, or the proceeds from, the sale of Shares owned by such entities of which they are a member.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated March 12, 2020 by and between the Reporting Persons.

SCHEDULE 13D

CUSIP No. 872386107	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

March 12, 2020

Lakeview Investment Group & Trading Company, LLC

By:	ABL Manager LLC, Manager

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

ABL Manager LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

By:	/s/ Ari B. Levy
Ari B. Levy

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

March 12, 2020

Lakeview Investment Group & Trading Company, LLC

By:	ABL Manager LLC, Manager

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

ABL Manager LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

By:	/s/ Ari B. Levy
Ari B. Levy

Exhibit A

Symbol	TESS

Row Labels	Sum of Quantity	Sum of Average of Price
1/28/2020	39,775	$9.0939
1/29/2020	20,131	$7.9083
1/30/2020	38,901	$7.0467
1/31/2020	28,747	$6.4228
2/3/2020	13,128	$6.7082
2/4/2020	1,700	$6.6661
2/5/2020	14,283	$6.7175
2/6/2020	10,475	$6.7882
2/7/2020	5,805	$6.7453
2/10/2020	6,811	$6.7949
2/11/2020	6,231	$6.8217
2/12/2020	8,605	$7.0297
2/13/2020	1,300	$6.9850
2/14/2020	2,537	$6.6724
2/18/2020	2,765	$6.6835
2/19/2020	2,616	$6.6747
2/20/2020	3,028	$6.6843
2/21/2020	3,058	$6.7011
2/24/2020	1,500	$6.4054
2/25/2020	4,500	$6.6409
2/26/2020	2,371	$6.4488
2/28/2020	1,700	$5.8930
3/2/2020	4,000	$5.5379
3/3/2020	16,702	$5.2610
3/4/2020	10,705	$5.6781
3/5/2020	13,425	$5.3650
3/6/2020	7,427	$5.3755
3/9/2020	10,832	$4.8576
3/10/2020	5,974	$4.8411
3/11/2020	7,998	$4.7347
Grand Total	297,030	$6.7475